Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-291586

Prospectus Supplement No. 2

(To prospectus dated July 16, 2026)

20,621,250 Shares of Common Stock

This Prospectus Supplement No. 2 (this “Prospectus Supplement”) supplements the prospectus dated July 16, 2026 (the “Prospectus”) relating to the resale of up to 20,621,250 shares of common stock, par value $0.0001 per share, of Stewards, Inc. (formerly known as Favo Capital, Inc.) (the “Company,” “we,” “us,” or “our”) by the selling stockholders named in the Prospectus. These shares were issued to the selling stockholders pursuant to a Securities Purchase Agreement in connection with a private placement that closed on December 12, 2024 and July 30, 2025. The shares include 9,750,000 shares of common stock issued in the private placement, an additional 487,500 shares issued as a registration delay payment, and 10,383,750 shares issuable upon the exercise of warrants and pre-funded warrants issued in the same private placement.

This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 7, 2026 (the “August 8-K”), which reports (i) the Company’s entry into Amendment No. 1 to Promissory Note with FAVO Holdings, LLC, a related party, effective as of June 1, 2026, and (ii) the adoption of the Company’s Amended and Restated Bylaws effective August 6, 2026. Accordingly, we have attached the August 8-K to this Prospectus Supplement. Accordingly, we have attached the August 8-K to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with the Prospectus (including Prospectus Supplement No. 1) and is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement updates or supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in conjunction with, the Prospectus, including any amendments or supplements thereto.

Our common stock has a multi-class voting structure. Each share of our Series B Preferred Stock is entitled to 50 votes on any matter brought before the voting shareholders of the Company, while each share of common stock is entitled to one vote. As a result, the holder of Series B Preferred Stock (currently Forfront Capital, LLC, an affiliate) controls the majority of the total voting power of the Company. This voting control is further reinforced by a Voting Agreement dated August 25, 2025, under which Forfront Capital, LLC has agreed to vote its Series B Preferred Stock in accordance with the direction of a majority vote of the Company’s founders (Vincent Napolitano, Shaun Quin, and Glen Steward), with the Company’s President holding an irrevocable proxy to vote the shares in accordance with the founders’ direction. This structure may limit the ability of holders of common stock to influence corporate matters.

We have a multi-class voting structure under which our Founders and affiliates collectively control approximately 87% of the total voting power of the Company. As a result, we would qualify as a “controlled company” under the rules of a national securities exchange or other eligible market if our common stock were to become listed or quoted on such market and applicable ownership thresholds were satisfied. We do not currently satisfy the listing standards of any national securities exchange, and there can be no assurance that our common stock will ever be listed on a national securities exchange or quoted on another eligible market. See “Potential Implications of Controlled Company Status” and “Description of Capital Stock” in the Prospectus, as well as “Risk Factors – Our potential controlled company status and the concentration of voting power among our Founders could limit your ability to influence corporate matters” for a more detailed discussion of our governance structure and the implications of concentrated voting control.

The selling stockholders will offer and sell the shares at a fixed price of $3.00 per share while our common stock continues to trade on the OTCID Market. In the event that our common stock were to become listed on a national securities exchange or becomes eligible for quotation on the OTCQB or OTCQX, the selling stockholders may sell shares at prevailing market prices, prices related to prevailing market prices, or negotiated prices, subject to applicable securities laws and market availability. See “Plan of Distribution” in the Prospectus for a more complete description of the ways in which the shares of common stock may be sold. We will not receive any proceeds from the sales of these shares by the selling stockholders. However, we may receive proceeds from the exercise of the warrants and pre-funded warrants if exercised for cash.

Our common stock is currently quoted on the OTCID Market operated by OTC Markets Group Inc. under the symbol “SWRD.” On July 14, 2026, the closing price of our common stock on the OTCID Market was $3.00 per share. Our common stock is currently very thinly traded, and an active, liquid trading market for our securities does not currently exist. As a result, investors purchasing shares in this offering may be unable to resell their shares at or near the offering price, or at all. This offering will proceed regardless of whether any such listing or quotation is obtained.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 The date of this Prospectus Supplement is August 10, 2026.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
____________________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 5, 2026

Stewards, Inc.
(Exact name of registrant as specified in its charter)

Nevada	333-291586	88-0436017
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4300 N. University Drive Suite D-105 Lauderhill, Florida	33351
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 1.833.328.6477

________________________________________________ (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.      [ ]

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Item 1.01 Entry into a Material Definitive Agreement.

On August 5, 2026, Stewards, Inc. (the “Company”) entered into Amendment No. 1 to Promissory Note (the “Amendment”), effective as of June 1, 2026, with FAVO Holdings, LLC (the “Holder”).

The Amendment relates to that certain Promissory Note dated June 1, 2023, in the original principal amount of $4,700,000 (the “Note”), of which the final installment of principal in the amount of $1,600,000 (the “Final Installment”), together with accrued interest, was due and payable on May 31, 2026.

Pursuant to the Amendment:

▪  The maturity date of the Final Installment was extended from May 31, 2026 to September 1, 2026;

▪  From and after June 1, 2026, the outstanding principal of $1,600,000 bears simple interest at the rate of ten percent (10%) per annum, computed on a consistent straight-line basis per month, aggregating $40,000 for the period from June 1, 2026 through September 1, 2026, all of which is due and payable on the extended maturity date; and

▪  The fifteen percent (15%) per annum default interest rate under the Note was waived solely with respect to the period from June 1, 2026 through September 1, 2026. If the Company fails to pay the Final Installment, together with all accrued and unpaid interest, in full on September 1, 2026, the waiver ceases and the fifteen percent (15%) default interest rate is reinstated on all amounts then outstanding from and after September 1, 2026.

The Holder is owned 65% by Vincent Napolitano and 35% by Shaun Quin, the Company’s Chief Executive Officer and a director. The transaction constitutes a related-party transaction. Mr. Quin recused himself from the Board’s deliberation and vote on the Amendment. The disinterested members of the Board of Directors approved the Amendment after determining that it is fair to, and in the best interests of, the Company.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On August 6, 2026, the Board of Directors of Stewards, Inc. (the “Company”) approved and adopted the Amended and Restated Bylaws of the Company (the “Amended and Restated Bylaws”), which became effective immediately upon adoption.

The Amended and Restated Bylaws amend and restate the Company’s prior bylaws in their entirety. The material changes include, among other things:

▪  Changing the persons authorized to call special meetings of stockholders;

▪  Explicitly authorizing meetings of stockholders to be held solely by means of remote communication or in a hybrid (in-person and remote) format as determined by the Board of Directors, to the fullest extent permitted by applicable law;

▪  Adopting a majority voting standard for uncontested elections of directors, together with a related resignation policy for incumbent directors who fail to receive a majority vote;

▪  Adding comprehensive advance notice provisions governing stockholder nominations of directors and the submission of other business at meetings of stockholders;

▪  Updating the notice provisions to expressly permit electronic delivery of notices, including by email;

▪  Providing for the issuance of uncertificated shares; and

▪  Adding an exclusive forum provision designating specified Nevada courts as the exclusive forum for certain internal corporate claims and designating the federal district courts of the United States as the exclusive forum for claims arising under the Securities Act of 1933, as amended.

The foregoing description of the Amended and Restated Bylaws does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Bylaws, a copy of which is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

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Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
3.1	Amended and Restated Bylaws, dated August 6, 2026
10.1	Amendment No. 1 to Promissory Note, dated as of June 1, 2026, by and between Stewards, Inc. and FAVO Holdings, LLC
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Stewards, Inc.

/s/ Katuischia Murless

Katuischia Murless
Chief Financial Officer

Date August 7, 2026

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